UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 3, 2020

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Management Transition

Legend Biotech Corporation (the “Company”) announced that its Board of Directors has appointed Dr. Fangliang (Frank) Zhang to serve as Chief Executive Officer, effective as of August 1, 2020.

Dr. Zhang will continue to serve as Chairman of the Board of Directors of the Company. Concurrent with his appointment as Chief Executive Officer, Dr. Zhang has stepped down as Chief Executive Officer of Genscript Biotech Corporation, the Company’s majority shareholder.

In connection with his appointment as Chief Executive Officer, the Company has entered into an offer letter with Dr. Zhang setting forth the terms of his employment. Pursuant to the offer letter, Dr. Zhang is entitled to an initial annual base salary of $311,538. Dr. Zhang is also eligible to receive an annual performance bonus, with a target bonus of 67% of his base salary.

Dr. Zhang will succeed Chief Executive Officer, Dr. Yuan Xu, who has resigned from her position as Chief Executive Officer, effective August 1, 2020. Dr. Xu has also resigned from the Board of Directors of the Company, effective August 1, 2020. In connection with her resignation, the Company has agreed to pay severance to Dr. Xu, comprising Dr. Xu’s monthly base salary for a period of twelve months and a payment, representing a portion of Dr. Xu’s annual bonus, equal to $179,275, in each case less applicable withholdings. In addition, options held by Dr. Xu to purchase 810,000 shares of the Company’s common stock pursuant to the Company’s stock option incentive plan immediately vested as of August 1, 2020. In consideration for these severance arrangements, Dr. Xu provided the Company with a customary release of claims.

This report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference in the registration statement of the Company on Form S-8 (No. 333-239478) to the extent not superseded by documents or reports subsequently filed.

Attached to this Form 6-K as Exhibit 99.1 is the press release announcing the management transition.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated August 2, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

August 3, 2020	By:	/s/ Fangliang Zhang
Fangliang Zhang, Ph.D.
Chairman of the Board of Directors and Chief Executive Officer